____________________________________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________________________________________________________________________________________
FORM 6-K

____________________________________________________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2021
Commission File Number: 001-35052

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Adecoagro S.A.
(Translation of registrant’s name into English)

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Vertigo Naos Building 6,
Rue Eugene Ruppert,
L-2453, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No   ☒
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐            No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

____________________________________________________________________________________________________________

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2021.

On August 12, 2021, the registrant issued a press release pertaining to its results of operations for the six month period ended June 30, 2021 (the “Release”). Registrant hereby furnishes the attached copy of the Release to the Securities and Exchange Commission. The financial and operational information contained in the Release is based on unaudited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby including cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) the length and severity of the novel coronavirus (COVID_19) outbreak; (iv) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (v) the implementation of the registrant’s business strategy; (vi) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vii) the implementation of the registrant’s financing strategy and capital expenditure plan; (viii) the maintenance of the registrant’s relationships with customers; (ix) the competitive nature of the industries in which the registrant operates; (x) the cost and availability of financing; (xi) future demand for the commodities the registrant produces; (xii) international prices for commodities; (xiii) the condition of the registrant’s land holdings; (xiv) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xv) the performance of the South American and world economies; and (xvi) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By /s/ Carlos A. Boero Hughes

Name: Carlos A. Boero Hughes

Title: Chief Financial Officer and Chief Accounting Officer

Date: August 12, 2021

	Adecoagro reported Adjusted EBITDA of $101.4 million in 2Q21 and $210.6 million in 6M21, 24.9% and 48.0% higher year-over-year, respectively.

2Q21 Earning Release Conference Call

English Conference Call	Luxembourg, August 12, 2021 - Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a leading agro-industrial company in South America, announced today its results for the second quarter ended June 30, 2021. The financial information contained in this press release is based on unaudited condensed consolidated interim financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non - IFRS measures. Please refer to page 34 for a definition and reconciliation to IFRS of the Non - IFRS measures used in this earnings release.
August 13, 2021
10 a.m. (US EST)
11 a.m. (Buenos Aires and Sao Paulo time)
4 p.m. (Luxembourg)

Tel: +1 (412) 317-6366	Highlights

Participants calling from other countries outside the US	Financial & Operating Performance
	$ thousands	2Q21	2Q20	Chg %	6M21	6M20	Chg %
Tel: +1 (844) 435-0324	Gross Sales	285,580	185,208	54.2%	460,226	342,272	34.5%
Participants calling from the US	Net Sales (1)	278,813	181,068	54.0%	449,082	332,557	35.0%
	Adjusted EBITDA (2)
Investor Relations	Farming & Land Transformation	32,445	40,175	(19.2)%	88,597	64,855	36.6%
Charlie Boero Hughes	Sugar, Ethanol & Energy	73,586	45,397	62.1%	131,740	86,314	52.6%
CFO	Corporate Expenses	(4,588)	(4,327)	n.a	(9,753)	(8,857)	n.a
Victoria Cabello	Total Adjusted EBITDA	101,443	81,245	24.9%	210,584	142,312	48.0%
IR Manager	Adjusted EBITDA Margin (2)	36.4%	44.9%	(18.9)%	46.9%	42.8%	9.6%
	Net Income	15,666	(12,064)	n.a	35,001	(66,505)	n.a
	Adjusted Net Income (4)	(13,802)	19,847	(169.5)%	40,703	63,649	(36.1)%
Email	Farming Planted Area (Hectares)	262,122	238,494	9.9%	262,122	238,494	9.9%
ir@adecoagro.com	Sugarcane Plantation Area (Hectares)	183,043	172,452	6.1%	183,043	172,452	6.1%
	Adjusted Net Income per Share	(0.12)	0.17	(170.5)%	0.35	0.54	(35.2)%

• Net Sales reached $278.8 million during 2Q21 and $449.1 million during 6M21, marking a 54.0% and 35.0% increase year-over-year, respectively.

• During 2Q21 adjusted EBITDA(3) in the Sugar, Ethanol & Energy segment registered a 62.1% increase year-over-year, totaling $73.6 million. The Farming segment, excluding Land Transformation, increased 14.7% during the same period, reaching $32.8 million.

Website:
www.adecoagro.com

(1) Net Sales are equal to Gross Sales minus sales taxes related to sugar, ethanol and energy.
(2) Please see “Reconciliation of Non-IFRS measures” starting on page 34 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/(Loss). Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation of PP&E, and amortization of intangible assets plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
(3) Adjusted EBITDA margin excluding third party commercialization activities is defined as the consolidated Adjusted EBITDA net of the Adjusted EBITDA generated by the commercialization of third party sugar, grains and energy, divided by consolidated gross sales net of those generated by the commercialization of third party sugar, grains and energy. We net third party commercialization results to highlight the margin generated by our own production.
(4) Please see “Reconciliation of Non-IFRS measures” starting on page 34 for a reconciliation of Adjusted Net Income. We define Adjusted Net Income as (i) Profit/(Loss) of the period year, plus (ii) any non cash finance costs resulting from foreign exchange losses for such period, which breakdown composed both Exchange Differences and Cash Flow Hedge Transfer from Equity, net of the related income tax effects plus (iii) gains or losses from disposals of non controlling interests in subsidiaries whose main underlying asset is farmland, which are relieved in our Shareholders Equity under the line item. "Reserve from the sale of non-controlling interests in subsidiaries plus (iv) the reversal of the aforementioned income tax effect, plus (v) the inflation accounting effects, plus (vi) the revaluation results from the hectares held as investment property.

Financial & Operational Performance Highlights

◦In our Sugar, Ethanol & Energy business, Adjusted EBITDA reached $73.6 million in 2Q21, 62.1%, or $28.2 million higher compared to the same period of last year. Financial results were positively impacted by (i) an increase in crushing volume of 0.6 million tons coupled with a TRS content of 135 kg/ton, which resulted in a 30% increase in TRS production; and (ii) our strategy of continuously extracting the highest value per ton crushed by maximizing production of the product with the highest marginal contribution (59% of total TRS produced was diverted to ethanol compared to 46% during 2Q20). The combination of these factors enabled us to profit from the high prices of sugar, ethanol and energy throughout the quarter. These positive effects were partially offset by (i) a $12.7 million non-cash loss in the mark-to-market of our sugarcane mainly driven by the negative impact of the frost in our unharvested cane (please refer to the Remarks section on page 5), (ii) a non-cash loss in the mark-to-market of our commodity hedge position driven by higher expected prices; and (iii) an $8.4 million increase in selling expenses (higher freight costs and PIS COFINS taxes) in line with the increase in sales. End of period stocks amounted to over $70 million, marking a 2x increase year-over-year, led by our commercial strategy to carry over stocks in order to benefit from higher expected prices.

On a year-to-date basis, Adjusted EBITDA reached $131.7 million, 52.6% higher compared to the same period of last year. Higher results were explained by (i) a 1.3 million ton increase in crushing volume; (ii) an 85.7% increase in net sales driven by higher selling volumes and higher prices measured in U.S. dollars for all three products, coupled with (iii) a $19.7 million gain derived from the mark-to-market of our sugarcane, mainly related to harvested cane (realized margin). This was partially offset by a $25.6 million loss in our commodity hedge position and by a $9.4 million increase in selling expenses in line with the increase in sales.

◦Adjusted EBITDA in the Farming and Land Transformation businesses stood at $32.4 million in 2Q21 marking a 19.2% year-over-year decrease, and $88.6 million in 6M21 marking a 36.6% year-over-year increase. The Land Transformation business registered a year-over-year decrease as farm sales were made during 2Q20 compared to no sales during 2Q21. Solely focusing on the Farming business, results stood at $32.8 million in 2Q21 and $83.9 million in 6M21, marking a year-over-year increase of 14.7% and 64.7%, respectively.

Adjusted EBITDA in the Rice business totaled $9.6 million in 2Q21 and $37.9 million in 6M21, marking an increase of 16.2% and 61.9% compared to the same period of the prior year, respectively. The positive financial performance was mostly explained by an increase in yields (record high of 7.8 Mt/Ha), area and prices, which led to a year-over-year gain in the value of our biological asset and agricultural produce. We successfully achieved these results due to our continuous focus on (i) productivity as the key variable to minimize costs per ton, (ii) rice quality to improve industrial efficiencies; and (iii) efficiency throughout the value chain by focusing on synergies at every stage of our production process. Improvements achieved were possible as a result of the investments made at the farm and industry level generally, and in particular the consolidation and experience of our operational teams.

Adjusted EBITDA in our Crops segment was $16.3 million in 2Q21, 4.8% higher compared to the same period of last year. This was explained by (i) an increase in average selling prices (100 $/Mt increase in the case of soybean and 60 $/Mt in the case of corn), partially offset by a reduction in selling volumes as a consequence of our commercial strategy to carry stocks in order to benefit from higher expected future prices. The increase in gross sales was partially offset by an increase in costs driven by inflation in dollar terms. Year-to-date Adjusted EBITDA amounted to $34.2 million, 75.7% higher compared to 6M20.

The Dairy business generated an Adjusted EBITDA of $7.3 million during 2Q21 and $12.1 million during 6M21, an increase of 46.7% and 47.5% compared to the same period of last year, respectively. Higher results were explained by (i) an increase in sales volume which fully offset the decrease in average prices; and (ii) our continuous focus on achieving efficiencies in our vertically integrated operations and increasing our productivity in every stage of the value chain. Results were partially offset by the higher cost of feed. However, once (i) interest expenses and (ii) the foreign exchange loss related to the financial debt are taken into account, the year-to-date result of the business decreases to negative $10.7 million.

◦Net Income in 2Q21 resulted in a gain of $15.7 million, compared to a loss of $12.1 million recorded during the same period of last year. The $27.7 million increase is mainly explained by the year-over-year increase in EBITDA generation coupled with a lower FX loss. The year-over-year positive impact of foreign exchange variations on our dollar-denominated monetary assets and liabilities is due to (i) a depreciation of the Brazilian Real of 5.3% during 2Q20 compared to an appreciation of 12.2% in 2Q21; and (ii) a reduction in the nominal depreciation of the Argentine Peso from 9.3% in 2Q20 to 4.0% in 2Q21. Year-to-date the $101.5 million gain in Net Income is explained by the same drivers.

◦Adjusted Net Income in 2Q21 was negative $13.8 million, $33.6 million lower than in 2Q20. Despite the year-over-year increase in EBITDA generation, the loss in Adjusted Net Income is mostly explained by a change in Argentina's income tax regime, which established rates starting at 25% and reaching 35% for income over $50 million Argentine Pesos ($0.5 million). Adjusted Net Income excludes, (i) any non-cash result derived from bilateral exchange variations; (ii) any revaluation resulting from the hectares held as investment property; (iii) any inflation accounting result; and includes (iv) any gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland (the latter is already included in Adj. EBITDA). We believe Adjusted Net Income is a more appropriate metric to reflect the Company´s performance.

Adjusted Net Income
$ thousands	2Q21	2Q20	Chg %	6M21	6M20	Chg %
Net Income	15,666	(12,064)	n.a	35,001	(66,505)	n.a
Foreign exchange losses, net	(37,668)	27,945	(234.8)%	(16,828)	112,961	(114.9)%
Cash flow hedge - transfer from equity	12,729	1,878	577.8%	23,289	13,135	77.3%
Inflation Accounting Effects	(6,582)	(4,685)	40.5%	(3,637)	(2,765)	31.5%
Revaluation Result - Investment Property	2,053	(1,235)	n.a	2,878	(1,185)	n.a
Revaluation surplus of farmland sold	—	8,008	(100.0)%	—	8,008	(100.0)%
Adjusted Net Income	(13,802)	19,847	(169.5)%	40,703	63,649	(36.1)%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 34 for a reconciliation of Adjusted Net Income.

Remarks

Share repurchase program update

◦Adecoagro has entered a path where we are generating positive cash flow in a structural way and, as stated in past releases, cash distribution is a priority for capital allocation. As previously communicated, the preferred vehicle to distribute cash to shareholders during 2021 will be share repurchase under our buyback program. During the first seven months of the year, we have purchased over 3 million shares at an average price of $9.18 per share, totaling $28.0 million. Going forward we expect to continue repurchasing shares at the current pace, in line with our commitment to generate long term value for our shareholders.

Weather update in Brazil

◦In addition to the dry weather that has been impacting cane yields in the Center-South region of Brazil, a cold front hit most of the country's productive areas during the end of June and July. Low temperatures caused frost damaging sugarcane plantations in various regions including Sao Paulo and Paraná states, as well as Mato Grosso do Sul and Minas Gerais. After inspecting our plantation, we believe that the frost will cause a reduction in sugarcane availability towards year-end and beginning of 2022, resulting in a drop in productivity. Although it is still too early for a final and definitive assessment of the real impact, we estimate that crushing volume for 2021 will be roughly in line with 2020, and yields will be reduced approximately by 10%. The evolution of weather going forward, in particular the amount of precipitation during summertime, will be key to determine the impact on 2022. In order to mitigate the impact of the frost we are speeding up harvesting pace and acquiring sugarcane from third parties.

Due to the magnitude of the frost which affected most of Brazil's sugarcane areas, we expect a constructive price scenario for both sugar and ethanol, which will improve the already positive scenario caused by the dry weather in the Center-South region. We are in a good position to capture a possible increase in prices as 53% of our current TRS production and 100% of our 22/23 production remain unhedged. In addition, as a result of our continuous focus on enhancing efficiencies and upgrading our industrial assets, we have a high degree of flexibility to switch from producing sugar to ethanol and vice versa. This will enable us to divert our TRS to produce the product which offers the higher marginal contribution at each time. Consequently, we believe that neither our EBITDA nor our cash generation will be materially affected.

Development of new technologies at the Cluster

◦In line with our strategy of enhancing operational efficiencies, on July 2021 we inaugurated a peneira molecular in our Ivinhema mill with capacity to dehydrate 500 m3 of ethanol per day. Prior to this, the production of anhydrous ethanol was entirely concentrated in our Angélica mill. This increase in installed capacity continues to add value to our operations, serves as a commercial tool as it will enable us to further profit from the price premium over hydrous ethanol (currently 15%), and heightens our production flexibility which is one of our main competitive advantages.

Operational Performance
2020/21 Harvest Year

Farming Production Data
Planting & Production	Planted Area (hectares)			2020/21 Harvested Area			Yields (Tons per hectare)
	2020/21	2019/20	Chg %	Hectares	% Harvested	Production	2020/21	2019/20	Chg %
Soybean	36,975	47,530	(22.2)%	36,953	99.9%	103,491	2.8	2.7	2.6%
Soybean 2nd Crop	31,340	27,169	15.4%	31,340	100.0%	69,462	2.2	1.9	14.2%
Corn (1)	46,916	53,914	(13.0)%	30,744	65.5%	194,874	6.3	6.4	(0.6)%
Corn 2nd Crop	9,663	7,319	32.0%	8,225	85.1%	39,449	4.8	6.2	(22.4)%
Wheat (2)	44,392	32,925	34.8%	44,392	100.0%	122,297	2.8	3.2	(13.3)%
Sunflower	16,164	6,818	137.1%	16,164	100.0%	28,436	1.8	1.9	(5.2)%
Cotton	3,519	4,461	(21.1)%	3,519	100.0%	1,687.9	0.5	0.2	102.4%
Peanut	26,123	16,814	55.4%	25,451	97.4%	75,374	3.0	3.3	(10.5)%
Other (3)	2,747	—	n.a	2,712	98.7%	2,345	0.9	—	n.a
Total Crops	217,840	196,950	10.6%	199,501	91.6%	637,417
Rice	44,282	41,544	6.6%	44,282	100.0%	346,685	7.8	6.7	16.8%
Total Farming	262,122	238,494	9.9%	243,783	93.0%	984,102
Owned Croppable Area	111,009	106,513	4.2%
Leased Area	109,190	97,493	12.0%
Second Crop Area	41,924	34,488	21.6%
Total Farming Area	262,122	238,494	9.9%
	Milking Cows (Average Heads)			Milk Production (MM liters)			Productivity (Liters per cow per day)
Dairy	2Q21	2Q20	Chg %	2Q21	2Q20	Chg %	2Q21	2Q20	Chg %
Milk Production	12,880	10,771	19.6%	41.9	34.4	21.5%	35.7	35.1	1.6%

(1) Includes sorghum.
(2) Includes barley.
(3) Includes chia, sesame and beans.

As of July 27th, 2021 over 240 thousand hectares were successfully harvested, representing 93.0% of our total planted area. The remaining hectares are expected to be harvested by early August.

Crops Update

Soybean 1st crop: As of the end of July we completed the harvest of 37 thousand hectares of soybean obtaining an average yield of 2.8 Tn/Ha. However, the uneven distribution of rains across our productive areas resulted in a disparity in yields obtained, presenting solid results in areas such as Santa Fe province and below average yields in areas such as Buenos Aires province. Despite being a dry season we were able to achieve yields 2.6% higher than during the previous campaign, driven by the adoption of defensive strategies including genetic selection and delaying planting dates, as well as the benefits from no-till farming for the last 20 years.

Corn: Both early and late corn entered into critical growth stage at a time of erratic precipitation. This caused yields to be negatively affected in some areas such as Uruguay, while in others such as the Northern region of Argentina, good rainfall and soil conditions favored stronger yields. 100% of early corn has already been harvested achieving an average yield of 7.3 Tn/Ha, in line with our forecast. The harvest of late corn is underway, currently amounting to 40% of planted area. Estimated yield is 5.6 Tn/Ha.

Peanut: As of the end of July the harvest of peanut was mostly completed. Despite the fact that rains were unevenly distributed throughout our productive areas, we successfully achieved average yields of 3.0 Tn/Ha, in line with our forecast.

Winter crops: We concluded planting activities of 40 thousand hectares of winter crops, of which 28 thousand corresponded to wheat. Abundant rains received during the month of March resulted in optimal soil humidity conditions to successfully carry out planting activities.

Farming & Land Transformation Financial Performance

Farming & Land transformation business - Financial highlights
$ thousands	2Q21	2Q20	Chg %	6M21	6M20	Chg %
Gross Sales
Farming	124,415	116,946	6.4%	219,980	209,160	5.2%
Total Sales	124,415	116,946	6.4%	219,980	209,160	5.2%
Adjusted EBITDA (1)
Farming	32,840	28,625	14.7%	83,866	50,918	64.7%
Land Transformation	(395)	11,550	(103.4)%	4,731	13,937	(66.1)%
Total Adjusted EBITDA (1)	32,445	40,175	(19.2)%	88,597	64,855	36.6%
Adjusted EBIT (1)
Farming	27,513	23,855	15.3%	73,465	41,463	77.2%
Land Transformation	(395)	3,542	(111.2)%	4,731	5,929	(20.2)%
Total Adjusted EBIT (1)	27,118	27,397	(1.0)%	78,196	47,392	65.0%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 34 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
Adjusted EBITDA in the Farming and Land Transformation businesses reached $32.4 million in 2Q21, $7.7 million lower year-over-year. The decrease in financial performance was fully explained by the fact that farm sales were made in the prior period in the Land Transformation segment, compared to no sales in this period. Adjusted EBITDA solely from the Farming business, stood at $32.8 million in 2Q21, marking an increase of $4.2 million or 14.7% year-over-year. Year-to-date Adjusted EBITDA in the Farming business marked a 64.7% increase compared to 6M20.

Adjusted EBITDA in the Rice business reached $9.6 million during 2Q21 and $37.9 million during 6M21, marking an increase of 16.2% and 61.9%, respectively. The positive financial performance was mostly explained by an increase in yields which stood at 7.8 Tn/Ha, area and prices which led to a year-over-year gain in the value of our biological asset and agricultural produce of $3.0 million during 2Q21 and $16.7 million during 6M20. We successfully achieved these results due to our continuous focus on (i) productivity as the key variable to minimize costs per ton, (ii) rice quality to improve industrial efficiencies; and (iii) efficiency throughout the value chain by focusing on synergies at every level. Improvements achieved were possible as a result of the investments we made at the farm and industry level and improvements to the consolidation and maturity of our operational teams.

Adjusted EBITDA in our Crops segment was $16.3 million in 2Q21, 4.8% higher compared to the same period of last year. This was explained by (i) an increase in average selling prices (100 $/Mt increase in the case of soybean and 60 $/Mt in the case of corn), partially offset by a reduction in selling volumes as a consequence of our commercial strategy to carry stock in order to benefit from higher expected prices. The increase in gross sales was partially offset by (i) an increase in costs driven by an inflation in dollar terms; and (ii) a net loss in the mark-to-market of our inventories on account of a decrease in prices since the time of harvest, compared to an increase in 2Q20. Year-to-date Adjusted EBITDA amounted to $34.2 million, 75.7% or $14.7 million higher compared to 6M20.

The Dairy business generated an Adjusted EBITDA of $7.3 million during 2Q21 and $12.1 million during 6M21, an increase of 46.7% and 47.5% compared to the same period of last year, respectively. In both cases, higher results were explained by (i) an increase in sales volume which fully offset the decrease in average prices; and (ii) our continuous focus on achieving efficiencies in our vertically integrated operations and increasing our productivity levels in every stage of the value chain. Results were partially offset by the higher cost of feed. However, once (i) interest expenses and (ii) the foreign exchange loss related to the financial debt are taken into account, the year-to-date result of the business decreases to negative $10.7 million.

Crops Segment

Crops - Highlights
	metric	2Q21	2Q20	Chg %	6M21	6M20	Chg %
Gross Sales	$ thousands	55,250	49,562	11.5%	86,828	85,542	1.5%
	tons	165,062	198,731	(16.9)%	248,764	347,721	(28.5)%
	$ per ton	334.7	249.4	34.2%	349	246	41.9%
Adjusted EBITDA	$ thousands	16,263	15,525	4.8%	34,176	19,456	75.7%
Adjusted EBIT	$ thousands	14,744	14,141	4.3%	31,212	16,815	85.6%
Planted Area	hectares	262,122	238,494	9.9%	262,122	238,494	9.9%

During 2Q21 our Crops segment registered a 34.2% increase in average selling prices, driven by an increase in commodity prices. This enabled us to capture an additional 100 $/Mt in the case of soybean and 60 $/Mt in the case of corn. The average price increase also included an 11.3% increase in peanut prices. In sunflower, we did capture higher prices compared to 2Q20 but average prices decreased 21.5% due to a change in mix. In order to capture an additional revenue stream and cater to new markets, we doubled our selling volume by producing bakery sunflower in addition to confectionary sunflower.
Selling volumes during 2Q21 presented a 16.9% reduction, as a consequence of our commercial strategy to carry stock in order to benefit from higher expected prices. Despite lower selling volumes, the increase in average selling prices led to a 11.5% increase in gross sales compared to the same period of last year, totaling $55.3 million

Adjusted EBITDA in our Crops segment was $16.3 million in 2Q21, 4.8% higher compared to the same period of last year. The increase in gross sales was partially offset by (i) an increase in costs driven by inflation in dollar terms which was higher than currency depreciation; and (ii) a net loss in the mark-to-market of our inventories on account of a decrease in prices since the time of harvest, compared to an increase in 2Q20.

Year-to-date Adjusted EBITDA amounted to $34.2 million, 75.7% or $14.7 million higher compared to 6M20. This was mainly explained by (i) a $14.4 million year-over-year gain in the mark-to-market of our biological asset on account of the increase in prices, partially offset by a loss in the mark-to-market of our inventories; and (ii) a $6.4 million year-over-year gain in our commodity hedge position mainly explained by a loss in corn hedges in 1Q20.

Crops - Gross Sales Breakdown
	Amount ($ '000)			Volume			$ per unit
Crop	2Q21	2Q20	Chg %	2Q21	2Q20	Chg %	2Q21	2Q20	Chg %
Soybean	26,659	22,198	20.1%	79,978	95,840	(16.6)%	333	232	43.9%
Corn (1)	13,663	12,214	11.9%	67,310	85,375	(21.2)%	203	143	41.9%
Wheat (2)	734	1,050	(30.1)%	3,866	5,518	(29.9)%	190	190	(0.2)%
Sunflower	4,936	3,019	63.5%	6,500	3,121	108.3%	759	967	(21.5%)
Cotton Lint	—	—	n.a	—	—	n.a	n.a	n.a	n.a
Peanut	7,827	8,949	(12.5)%	6,657	8,473	(21.4)%	1,176	1,056	11.3%
Others	1,431	2,132	(32.9)%	751	405	85.6%
Total	55,250	49,562	11.5%	165,062	198,731	(16.9)%

Crops - Gross Sales Breakdown
	Amount ($ '000)			Volume			$ per unit
Crop	6M21	6M20	Chg %	6M21	6M20	Chg %	6M21	6M20	Chg %
Soybean	30,176	28,675	5.2%	90,700	116,284	(22.0)%	333	247	34.9%
Corn (1)	18,599	25,079	(25.8)%	91,632	170,058	(46.1)%	203	147	37.6%
Wheat (2)	7,342	6,670	10.1%	35,990	37,015	(2.8)%	204	180	13.2%
Sunflower	7,699	5,128	50.1%	11,721	6,999	67.5%	657	733	(10.4%)
Cotton Lint	—	182	n.a	—	152	n.a	n.a	n.a	n.a
Peanut	20,397	16,729	21.9%	16,665	16,258	2.5%	1,224	1,029	18.9%
Others	2,615	3,079	(15.1)%	2,056	955	115.3%
Total	86,828	85,542	1.5%	248,764	347,721	(28.5)%

(1) Includes sorghum.
(2) Includes barley.

The table below shows the gains and losses from crop production generated during the first six months of 2021. A total of 217,858 hectares were planted in the 2020/21 crop season. As of June 30, 2021, total Changes in Fair Value, which reflect the margin of both the crops that have already been harvested and the expected margin of those that are still on the ground with significant biological growth, was $38.8 million, compared to $24.4 million generated during the same period of last year. The main driver for the increase in margins was the increase in commodity prices, especially soybean and corn.

Crops - Changes in Fair Value Breakdown - as of June 30, 2021
6M21	metric	Soy	Soy 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Peanut	Total

2020/21 Harvest Year
Total Planted Area	Hectares	42,242	31,344	45,308	9,663	43,496	16,164	3,519	26,123	217,858
Area planted in initial growth stages	Hectares	—	—	—	—	—	—	—	—	—
Area planted with significant biological growth	Hectares	1,177	994	26,383	8,186	—	—	2,140	9,549	48,430
Changes in Fair Value 6M21 from planted area 2020/21	$ thousands	(65)	(14)	2,249	1,581	—	—	286	(3,317)	721

Total Harvested Area	Hectares	41,065	30,350	18,925	1,476	43,496	16,164	1,379	16,574	169,429
Area harvested in previous periods	Hectares	—	—	—	—	42,996	—	—	—	42,996
Area harvested in current period	Hectares	41,065	30,350	18,925	1,476	500	16,164	1,379	16,574	126,433
Changes in Fair Value 6M21 from harvested area 2020/21	$ thousands	12,858	9,503	9,444	737	(225)	2,854	69	2,887	38,127
Total Changes in Fair Value in 6M21	$ thousands	12,793	9,489	11,694	2,318	(225)	2,854	355	(430)	38,848

Rice Segment

Rice - Highlights
	metric	2Q21	2Q20	Chg %	6M21	6M20	Chg %
Gross Sales	$ thousands	31,392	33,488	(6.3)%	58,814	57,886	1.6%
Sales of white rice	thousand tons	49	67	(27.8)%	93	114	(17.8)%
	$ per ton	555	439	26.4%	542	440	23.1%
	$ thousands	26,898	29,494	(8.8)%	50,554	49,990	1.1%
Sales of By-products	$ thousands	4,494	3,994	12.5%	8,260	7,896	4.6%
Adjusted EBITDA	$ thousands	9,598	8,257	16.2%	37,935	23,434	61.9%
Adjusted EBIT	$ thousands	7,641	6,490	17.7%	34,174	19,902	71.7%
Area under production	hectares	44,282	41,544	6.6%	44,282	41,544	6.6%

Rice Mills
Total Processed Rough Rice(1)	thousand tons	56	58	(3.2)%	108	111	(2.0)%
Ending stock - White Rice	thousand tons	47	19	153.4%	47	19	153.4%
(1) Expressed in white rice equivalent.

Gross sales during 2Q21 reached $31.4 million, $2.1 million or 6.3% lower compared to the same period of last year. This was explained by a 27.8% decrease in selling volume which fully offset the 26.4% increase in average selling prices. The reason behind the reduction in selling volume is twofold: (i) during 2Q20 demand for rice in the domestic market reached record levels as a consequence of the increase in demand for basic food products generated by the Covid-19 pandemic; and (ii) there was a decrease in tons exported compared to 2Q20 fully explained by the pace of shipments rather than by a decrease in demand or a carry-over strategy. The increase in end of period stocks will be offset during the third quarter of the year when more shipments are expected. On a six month basis the increase in average selling prices more than offset the decrease in selling volumes, resulting in a slight increase in gross sales.

Adjusted EBITDA reached $9.6 million during 2Q21 and $37.9 million during 6M21, marking an increase of 16.2% and 61.9%, respectively. The positive financial performance was mostly explained by an increase in yields, area and prices which led to an increase in the value of our biological asset and agricultural produce of $3.0 million during 2Q21 and $16.7 million during 6M20. The majority of the segment’s margins is generated in the first quarter, when the crop is harvested.

We successfully achieved the aforementioned results due to our continuous focus on (i) productivity as the key variable to minimize costs per ton, (ii) rice quality to improve industrial efficiencies; and (iii) efficiency throughout the value chain by focusing on synergies at every level. Improvements achieved were possible as a result of the investments we did at the farm and industry level, and of the consolidation and experience of our operational teams. At the farm yields stood at 7.8 Tn/Ha, marking a record high and thus allowing us to reduce costs. The drivers of these better results are, among others (i) the implementation of zero level technology which reduces water consumption, increases yields by providing better germination, uniform irrigation and lower losses during harvest; (ii) the increasing use of our own machinery for planting and harvesting activities which increases efficiencies compared to the use of third parties; and (iii) the installment of an on-site dryer at Oscuro which makes our grain storage and handling more efficient, reduces transportation costs, and allows us to increase rice quality through optimal harvest timing.

We continuously work on increasing conversion factors and enhancing efficiencies. Investments such as the construction of a parboil plant, allowed us to increase our processing volume and produce a higher value added product demanded both in the domestic and export market.

To diversify our product portfolio we continuously work on improving our product genetics and producing enhanced seeds at our own seed unit, taking into consideration customers’ needs, our own mills efficiencies, and adaptability to the farm. This enables us to capture price premiums and increase our average selling prices. By increasing our product offering of variety rice as opposed to commodity rice and offering tailor-made products traceable from the farm to the fork, we have opened doors to new markets and increased our mix of higher value added products.

Dairy Segment

Dairy - Highlights
	metric	2Q21	2Q20	Chg %	6M21	6M20	Chg %
Gross Sales	$ thousands (1)	37,321	33,555	11.2%	73,485	65,144	12.8%
	million liters (2) (3)	81.9	71.0	15.4%	174.2	149.8	16.3%
Adjusted EBITDA	$ thousands	7,347	5,008	46.7%	12,076	8,187	47.5%
Adjusted EBIT	$ thousands	5,480	3,424	60.0%	8,464	4,977	70.1%
Milking Cows	average heads	12,880	10,771	19.6%	12,413	10,363	19.8%
Cow Productivity	liter/cow/day	35.7	35.1	1.6%	36.1	35.1	2.9%
Total Milk Produced	million liters	41.9	34.4	21.5%	81.2	66.2	22.6%
(1) Includes sales of processed dairy products, electricity and culled cows.
(2) Includes sales of fluid milk, powder milk and cheese.
(3) The difference between volume processed and volume sold is explained by the sale of raw milk to third parties.

During 2Q21 milk production at the farm level reached 41.9 million liters, 7.4 million liters or 21.5% higher compared to the same period of last year. This increase was mainly explained by the 19.6% increase in our dairy cow herd which reached an average of 12,880 milking cows during the quarter. Despite continuously growing our herd, cow productivity remains at high levels and currently stands at 35.7 liters per cow per day, 1.6% higher compared to 2Q20. On a year-to-date basis, 81.2 million liters were produced in our free-stalls, 22.6% higher year-over-year, driven by a 19.8% increase in cow herd coupled with a 2.9% increase in productivity.
At the industry, we processed 85.4 million liters of raw milk during the quarter, 20.7% higher compared to the same period of last year. Out of the total processed volume, approximately 40% was sourced from our dairy farm operations while the balance was sourced from local producers in nearby areas or supplied by partners to whom we provide tolling services. During the semester we processed 159.2 million liters, marking a 18.8% increase year-over-year. We continue working on product developments to cater both to the domestic and export market.

Adjusted EBITDA amounted to $7.3 million during 2Q21 and $12.1 million during 6M21, an increase of 46.7% and 47.5% compared to the same period of last year, respectively. In both cases, the higher results were explained by (i) an increase in gross sales driven by an increase in sales volume which fully offset the decrease in average prices; and (ii) our continuous focus on achieving efficiencies in our vertically integrated operations and increasing our productivity levels in every stage of the value chain. Results were partially offset by the higher cost of feed on account of higher commodity prices, and higher cost of other inputs.

Adjusted EBIT amounted to $5.5 million in 2Q21 and $8.5 million during the first semester of 2021. However, once interest expense and the foreign exchange loss related to the financial debt are taken into account, the year-to-date result of the business decreases to negative $10.7 million.

All Other Segments

All Other Segments - Highlights
	metric	2Q21	2Q20	Chg %	6M21	6M20	Chg %
Gross Sales	$ thousands	452	341	32.6%	853	588	45.1%
Adjusted EBITDA	$ thousands	(368)	(165)	n.a	(321)	(159)	n.a
Adjusted EBIT	$ thousands	(352)	(200)	n.a	(385)	(231)	n.a
All Other Segments primarily encompass our cattle business. Our cattle segment consists of pasture land that is not suitable for crop production due to soil quality and is leased to third parties for cattle grazing activities.

Adjusted EBITDA for All Other Segment during 2Q21 was negative $368 thousand, presenting a slight decrease compared to 2Q20.

Land transformation business

Land transformation - Highlights
	metric	2Q21	2Q20	Chg %	6M21	6M20	Chg %
Adjusted EBITDA	$ thousands	(395)	11,550	(103.4)%	4,731	13,937	(66.1)%
Adjusted EBIT	$ thousands	(395)	3,542	(111.2)%	4,731	5,929	(20.2)%
Land sold	Hectares	—	811	n.a	—	811	n.a
During the first semester of 2021 adjusted EBITDA in our Land Transformation business amounted to $4.7 million as it reflects a gain in the mark-to-market of an account receivable corresponding to the latest sale of farms in Brazil, positively impacted by the increase in soybean prices compared to 2020. From an accounting perspective, this figure is captured in Other Operating Income line of the Land Transformation segment.
On a year-over-year basis, adjusted EBITDA presented a decrease of 66.1% or $9.2 million, mainly explained by the fact that we did not conduct any farm sales during the current semester, as opposed to the same period of last year when we sold 811 hectares of Abolengo, a farm located in Argentina's Humid Pampas.

Operational Performance

Sugar, Ethanol & Energy - Selected Information
	metric	2Q21	2Q20	Chg %	6M21	6M20	Chg %
Milling
Sugarcane Milled	tons	3,473,558	2,904,006	19.6%	5,560,746	4,222,409	31.7%
Own Cane	tons	3,367,855	2,765,868	21.8%	5,447,218	4,084,271	33.4%
Third Party Cane	tons	105,704	138,138	(23.5)%	113,529	138,138	(17.8)%
Production
TRS Equivalent Produced	tons	499,841	387,178	29.1%	745,973	524,716	42.2%
Sugar	tons	196,218	200,744	(2.3)%	290,336	206,969	40.3%
Ethanol	M3	173,302	104,122	66.4%	261,025	181,553	43.8%
Hydrous Ethanol	M3	114,998	65,526	75.5%	192,889	125,865	53.3%
Anhydrous Ethanol	M3	58,304	38,596	51.1%	68,136	55,688	22.4%
Sugar mix in production	%	41%	54%	(24.3)%	41%	41%	(1.3)%
Ethanol mix in production	%	59%	46%	28.7%	59%	59%	0.9%
Energy Exported (sold to grid)	MWh	229,810	192,764	19.2%	308,699	254,864	21.1%
Cogen efficiency (KWh sold per ton crushed)	KWh/ton	66.2	66.4	(0.3)%	55.5	60.4	(8.0)%
Agricultural Metrics
Harvested own sugarcane	tons	3,367,855	2,765,868	21.8%	5,447,218	4,084,271	33.4%
Harvested area	Hectares	42,106	33,932	24.1%	69,888	54,285	28.7%
Yield	tons/hectare	80	81	(1.8)%	78	75	3.6%
TRS content	kg/ton	135	126	6.7%	126	117	7.6%
TRS per hectare	kg/hectare	10,770	10,283	4.7%	9,829	8,820	11.4%
Mechanized harvest	%	99.4%	99.2%	0.2%	99.7%	99.5%	0.2%
Area
Sugarcane Plantation	hectares	183,043	172,452	6.1%	183,043	172,452	6.1%
Expansion & Renewal Area	hectares	7,801	7,749	0.7%	14,942	15,230	(1.9)%

After experiencing a humid start of the year, rains in our cluster in Mato Grosso do Sul subsided during the second quarter of 2021. Registered rains during the quarter were 45.0% lower than during the same period of last year and 53.5% lower than the 10-year average. This was particularly notable during the month of April when virtually no precipitation was observed. The drier weather led to a 7.9% increase in effective milling days compared to 2Q20 and enabled us to accelerate our crushing pace, resulting in a 10.9% increase in milling per day. In this line, total crushing during the quarter amounted to 3.5 million tons, 0.6 million tons or 19.6% higher than during the same period of last year. In addition to the favorable weather, the increase in crushing volume was also explained by the fact that during 2Q20 we temporarily slowed down our crushing pace in light of the Covid-19 pandemic as markets were fairly illiquid, especially in the case of ethanol.

Year-to-date crushing reached 5.6 million tons, 1.3 million tons or 31.7% higher year-over-year. This increase was explained both by the second quarter dynamics as well as by the good cane availability and earlier start of crushing activities during 1Q21, compared with 1Q20.

TRS content marked a 6.7% increase during 2Q21 reaching 135 kg/ton, and a 7.6% increase during 6M21 reaching 126 kg/ton. This increase is explained by the fact that dry weather favors the concentration of sugar juice in the cane. Sugarcane yields reached 80 tons per hectare during 2Q21, in line with last year, and 78 tons per hectare during 6M21 marking a 3.6% increase. Going forward it is expected that yields will be negatively impacted by the effect of the regional frost in Brazil during the end of June and July (please refer to the Remarks section on page 5).

In line with our strategy to maximize production of the product with the highest marginal contribution, during the quarter we diverted 59% of our TRS to ethanol to profit from higher relative prices, compared to 46% last year. In 2Q21 hydrous and anhydrous ethanol traded at cts/lb 17.2 and cts/lb 18.6, 2.7% and 11.4% premium to sugar, respectively. Ethanol maximization coupled with the increase in crushing volume and in TRS content resulted in a 66.4% increase in cubic meters produced compared to 2Q20. In this regard, despite diverting a lower percentage of TRS to sugar production, tons of sugar produced were in line with last year.

On a year-to-date basis production mix was in line with 6M20, standing at 59% ethanol and 41% sugar, although volumes produced differed on account of the 42.2% increase in TRS equivalent. While we maximized sugar production during 1Q21 to benefit from higher relative prices and switched to ethanol during 2Q21, the opposite was observed in 2020 as ethanol prices plummeted during the second quarter of the year. This high degree in flexibility constitutes one of our most important competitive advantages, since it allows us to make a more efficient use of our fixed assets and profit from higher relative prices.

Exported energy during the quarter totaled 230 thousand MWh, 19.2% higher compared to the same period of 2020 and in line with the increase in crushing volume. During 6M21 energy exported amounted to 309 thousand, 10.6% below the increase in crushing volume, explained by the commercial strategy we adopted during 1Q21 to carry bagasse and postpone energy sales in the spot market, expecting prices to increase from current levels.

As of June 30, 2021, our sugarcane plantation consisted of 183,043 hectares, 6.1% higher compared to the same period of last year. Sugarcane planting continues to be a key strategy to supply our mills with quality raw material at low cost. During 2Q21, we planted a total of 7,801 hectares of sugarcane. Of this total area, 46% or 3,571 hectares were expansion areas planted to supply our growing crushing capacity and 54% or 4,230 hectares, were areas planted to renew old plantations with newer and high-yielding sugarcane, thus allowing us to maintain the productivity of our plantation.

Financial Performance

Sugar, Ethanol & Energy - Highlights
$ thousands	2Q21	2Q20	Chg %	6M21	6M20	Chg %
Net Sales (1)(2)	154,398	64,122	140.8%	229,102	123,397	85.7%
Margin on Manufacturing and Agricultural Act. Before Opex	59,231	30,270	95.7%	117,476	49,941	135.2%
Adjusted EBITDA	73,586	45,397	62.1%	131,740	86,314	52.6%
Adjusted EBITDA Margin	47.7%	70.8%	(32.7)%	57.5%	69.9%	(17.8)%
(1) Net Sales are calculated as Gross Sales net of sales taxes.
Please see “Reconciliation of Non-IFRS measures” starting on page 34 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss.
(2) Net Sales in 2Q21 include $6.6 million corresponding to the sale of 15.0 thousand tons of soybean planted as cover crop during the implementation of the agricultural technique known as meiosis. During 6M21 Net Sales include $9.2 million corresponding to the sale of 23.3 thousand tons of soybean. Meiosis is based on planting 2 lines called “mother lines” for every 8 lines left unplanted. Once the sugarcane in the mother lines grow and the cut is made, it is used as muda for the remaining 8 lines. As 20% of the sugarcane is planted first, it is 1 year older than the 80% balance, allowing for cover crops to be planted in the meantime. Planting harvestable cover crops results in lower sugarcane production costs, greater planting efficiency and the potential to monetize additional sales.

Net sales in 2Q21 reached $154.4 million, 140.8% higher compared to 2Q20. This increase was driven by the higher selling volumes of sugar, ethanol and energy and by the higher average selling prices of all three products (measured both in BRL as well as in U.S. dollars). On a year-to-date basis, net sales reached $229.1 million marking an 85.7% increase, mostly explained by results achieved during the second quarter.

Adjusted EBITDA during 2Q21 was $73.6 million, $28.2 million or 62.1% higher compared to 2Q20. The $92.9 million increase in net sales was partially offset by (i) a loss in the mark-to-market of our unharvested cane mainly caused by the impact of the frost, which fully offset the gain in the mark-to-market of our harvested cane due to greater volume (19.6% increase) and higher Consecana prices (51.0% increase), all in all resulting in a $12.7 million loss; (ii) an $8.4 million increase in selling expenses explained by the increase in sugar and ethanol selling volumes which derived in higher freight costs and an increase in PIS COFINS taxes, respectively; (iii) an increase in cost of good sold driven by higher Consecana prices; in addition to (iv) an increase in general and administrative expenses and a $1.8 million loss in our commodity hedge position.

During 6M21 adjusted EBITDA reached $131.7 million, 52.6% higher than during the same period of last year. Higher results were explained by (i) an 85.7% increase in net sales driven by higher volumes and average selling prices measured in U.S. dollars for all three products, coupled with (ii) a $19.7 million gain derived from the mark-to-market of our sugarcane, mostly related to harvested cane. This was partially offset by a $25.6 million loss in our commodity hedge position and a $9.4 million increase in selling expenses in line with the increase in sales. End of period stocks amounted to over $70 million, marking a 2x increase year-over-year, led by our commercial strategy to carry over stocks in order to benefit from higher expected prices.

The table below reflects the breakdown of net sales for the Sugar, Ethanol & Energy business.

Sugar, Ethanol & Energy - Net Sales Breakdown (1)
	$ thousands				Units			($/unit)
	2Q21	2Q20	Chg %	2Q21	2Q20	Chg %	2Q21	2Q20	Chg %
Sugar (tons)(2)	71,594	31,875	124.6%	198,071	134,161	47.6%	361	238	52.1%
Ethanol (cubic meters)	64,923	23,155	180.4%	124,060	83,045	49.4%	523	279	87.7%
Energy (Mwh)(3)	11,302	9,092	24.3%	276,834	259,460	6.7%	41	35	16.5%
TOTAL(4)	147,819	64,122	130.5%
	$ thousands				Units			($/unit)
	6M21	6M20	Chg %	6M21	6M20	Chg %	6M21	6M20	Chg %
Sugar (tons)(2)	96,744	34,710	178.7%	260,459	143,069	82.1%	371	243	53.1%
Ethanol (cubic meters)	108,281	75,393	43.6%	221,171	196,071	12.8%	490	385	27.3%
Energy (Mwh)(3)	14,903	13,294	12.1%	396,346	365,869	8.3%	38	36	3.5%
TOTAL	219,928	123,397	78.2%
(1) Net Sales are calculated as Gross Sales net of ICMS, PIS COFINS, INSS and IPI taxes.
(2) Includes commercialization of third party sugar: 95 tons ($74 k) in 2Q20 and 6M20.
(3) Includes commercialization of energy from third parties.
(4) Total Net Sales does not include the results generated from the sale of soybean planted as cover crop during the implementation of meiosis.

Sugar sales during 2Q21 reached $71.6 million, over 2x higher than during 2Q20. This increase was driven by (i) a 47.6% increase in selling volumes and (ii) a 52.1% increase in average prices which reached 16.4 ct/lb. On a six month basis, sugar sales reached $96.7 million, led by an 82.1% increase in selling volume coupled with a 53.1% increase in average selling prices. Sugar prices rallied during 2Q21 mainly driven by the continuous dry weather observed in Center-South Brazil (a region responsible for over 80% of the country's sugarcane production). The increase in prices is expected to be accentuated in the upcoming months, as the market factors in the impact of the frost. In this regard, we believe that we are in a good position to capture the increase in prices as our sugar production for the current campaign remains unhedged and we have yet to begin hedging 22/23 campaign.

Net ethanol sales during 2Q21 amounted to $64.9 million, almost 3x higher year-over-year. Average selling prices measured in U.S. dollars were 87.7% higher compared to 2Q20, led by anhydrous ethanol which more than doubled compared to the previous year. During the quarter, hydrous and anhydrous ethanol traded on average at cts/lb 17.2 and cts/lb 18.6, 2.7% and 11.4% premium to sugar, respectively.

Ethanol sales volumes during the quarter amounted to 124 thousand cubic meters, evenly comprised of hydrous and anhydrous ethanol. The 49.4% year-over-year increase in volume is explained by lockdown measures adopted during 2Q20 in response to Covid-19 which negatively affected demand for fuels and resulted in fairly illiquid markets. The increase is also explained by our decision to maximize ethanol production in 2Q21 and capture higher relative prices. Carry-over increased by 77.5% to take advantage of higher expected prices in the second semester of 2021 and beginning of 2022.

On a year-to-date basis ethanol sales were 43.6% higher than during 6M20. This was explained by a 27.3% increase in average selling prices and 12.8% increase in selling volumes.

In the case of energy, net sales in 2Q21 were $11.3 million, 24.3% higher compared to 2Q20. Selling volumes reached 277 thousand MWh, marking a 6.7% year-over-year increase. Average selling prices were higher measured both in BRL as well as in U.S. dollars driven by the low levels of water reservoirs. Net sales during 6M21 were 12.1% higher year-over-year as a consequence of the increase in selling volume and average selling prices.

As shown in the table below, total production costs excluding depreciation and amortization reached 4.9 cents per pound during 2Q21, 15.5% higher year-over-year. The increase in costs is explained by (i) higher cost of inputs including fuel and wood chips; (ii) an increase in cane depreciation in line with the increase in harvested area; (iii) higher harvest costs due to higher salaries; and (iv) an increase in agricultural partnership costs driven by Consecana. The year-over-year increase in production cost is also explained by the fact that during 2Q20, in light of the pandemic, we implemented a cost reduction plan. This included the suspension of third party services and wood chips purchases, the implementation of MP 936/20 and other savings in salary related items. On a six month basis, total production costs are in line with the previous year.

Sugar, Ethanol & Energy - Production Costs
	Total Cost (´000)			Total Cost per Pound (cts/lbs)
	2Q21	2Q20	Chg %	2Q21	2Q20	Chg %
Industrial costs	21,283	15,064	41.3%	2.2	1.9	10.7%
Industrial costs	17,796	12,449	43.0%	1.8	1.6	12.0%
Cane from 3rd parties	3,487	2,616	33.3%	0.4	0.3	4.5%
Agricultural costs	69,459	48,262	43.9%	7.0	6.2	12.8%
Harvest costs	29,818	18,382	62.2%	3.0	2.4	27.1%
Cane depreciation	16,568	12,279	34.9%	1.7	1.6	5.7%
Agricultural Partnership Costs	10,116	7,344	37.8%	1.0	0.9	8.0%
Maintenance costs	12,956	10,257	26.3%	1.3	1.3	(1.0)%
Total Production Costs	90,742	63,326	43.3%	9.2	8.2	12.3%
Depreciation & Amortization PP&E	(42,342)	(30,476)	38.9%	(4.3)	(3.9)	8.9%
Total Production Costs (excl D&A)	48,400	32,850	47.3%	4.9	4.2	15.5%

Sugar, Ethanol & Energy - Production Costs
	Total Cost (´000)			Total Cost per Pound (cts/lbs)
	6M21	6M20	Chg %	6M21	6M20	Chg %
Industrial costs	28,699	22,431	27.9%	1.9	2.1	(9.7)%
Industrial costs	25,030	19,815	26.3%	1.7	1.9	(10.8)%
Cane from 3rd parties	3,669	2,616	40.3%	0.2	0.3	(1.0)%
Agricultural costs	108,125	77,855	38.9%	7.3	7.5	(2.0)%
Harvest costs	40,392	25,890	56.0%	2.7	2.5	10.1%
Cane depreciation	27,139	17,712	53.2%	1.8	1.7	8.2%
Agricultural Partnership Costs	15,590	10,817	44.1%	1.1	1.0	1.7%
Maintenance costs	25,003	23,437	6.7%	1.7	2.2	(24.7)%
Total Production Costs	136,824	100,286	36.4%	9.3	9.6	(3.7)%
Depreciation & Amortization PP&E	(64,386)	(49,258)	30.7%	(4.4)	(4.7)	(7.7)%
Total Production Costs (excl D&A)	72,438	51,028	42.0%	4.9	4.9	0.2%

Sugar, Ethanol & Energy - Changes in Fair Value
$ thousands	2Q21	2Q20	Chg %	6M21	6M20	Chg %
Sugarcane Valuation Model current period	52,577	53,902	(2.5)%	52,577	53,902	(2.5)%
Sugarcane Valuation Model previous period	78,203	48,243	62.1%	71,506	55,355	29.2%
Total Changes in Fair Value	(25,625)	5,658	n.a	(18,929)	(1,454)	1202.3%

Total Changes in Fair Value of Unharvested Biological Assets (what is currently growing on the fields and will be harvested during the next 12 months) represented a year-over-year loss of $31.3 million during 2Q21. This decrease is attributed to (i) the frost that hit Brazil which negatively affected expected yields; and (ii) the appreciation of the U.S. dollar. These effects were partially offset by an increase in expected prices.

Corporate Expenses

Corporate Expenses
$ thousands	2Q21	2Q20	Chg %	6M21	6M20	Chg %
Corporate Expenses	(4,588)	(4,327)	6.0%	(9,753)	(8,857)	10.1%

Adecoagro’s corporate expenses include items that have not been allocated to a specific business segment, such as the remuneration of executive officers and headquarter staff, certain professional fees, office lease expenses, among others. As shown in the table above, corporate expenses for 2Q21 were negative $4.6 million, 6.0% higher than in 2Q20.

Other Operating Income

Other Operating Income
$ thousands	2Q21	2Q20	Chg %	6M21	6M20	Chg %
Gain / (Loss) from commodity derivative financial instruments	(3,076)	(3,677)	(16.3)%	(13,210)	5,741	(330.1)%
Gain from disposal of farmland and other assets	—	2,084	n.a.	—	2,084	n.a.
(Loss) from forward contracts	—	(139)	n.a.	—	(139)	n.a.
Gain from disposal of other property items	(318)	741	(142.9)%	(84)	1,700	(104.9)%
Net Gain from FV Adjustment in Investment Property	(2,053)	1,235	(266.2)%	(2,878)	1,185	(342.9)%
Other	(742)	498	(249.0)%	4,195	2,269	84.9%
Total	(6,189)	742	(934.1)%	(11,977)	12,840	(193.3)%

Other Operating Income registered a loss of $6.2 million during 2Q21 and a loss of $12.0 million during 6M21, mainly attributable to the negative impact in our commodity hedge position following the increase in commodity prices, especially of sugar.

Commodity Hedging
Adecoagro’s financial performance is affected by the volatile price environment inherent in agricultural commodities. The company uses forward and derivative markets to mitigate swings in commodity prices by locking-in margins and stabilizing cash flows.

The table below shows the average selling price of our hedged production volumes, including volumes that have already been invoiced and delivered, forward contracts with fixed-price and volumes hedged through derivative instruments.

Commodity Hedge Position - as of June 30, 2021
	Consolidated Hedge Position
Farming		Avg. FAS Price	CBOT FOB	Results Booked in FY2021
	Volume	USD/Ton	USD/Bu	$ thousand
2020/2021 Harvest season
Soybeans	97,949	344.7	1,458.6	(385.9)
Corn	130,933	198.4	705.9	(1,341.0)
2021/2022 Harvest season
Soybeans	32	314.9	1,405.7	313.0
Corn	8,000	201.1	633.7	(1.0)

	Consolidated Hedge Position
Sugar, Ethanol & Energy		Avg. FOB Price	ICE FOB	Results Booked in FY2021
	Volume	USD/Unit	Cents/Lb	$ thousand
2021/2022 Harvest season
Sugar (tons)	389,433	336.2	15.3	(9.2)
Ethanol (m3)	152,901	514.3	n.a	(0.1)
Energy (MW/h) (1)	306,600	53.9	n.a	—

(1) Energy prices 2021 were converted to USD at an exchange rate of BRL/USD 5.0

Financial Results

Financial Results
$ thousands	2Q21	2Q20	Chg %	6M21	6M20	Chg %
Interest Expenses, net	(15,342)	(14,014)	9.5%	(28,445)	(27,443)	3.7%
Cash Flow Hedge - Transfer from Equity	(12,729)	(1,878)	577.8%	(23,289)	(13,135)	77.3%
FX Gain / (Losses), net	37,668	(27,945)	n.a	16,828	(112,961)	n.a
Gain/loss from derivative financial Instruments	1,515	(934)	n.a	1,892	(2,150)	n.a
Taxes	(1,181)	(1,236)	(4.4)%	(2,102)	(2,445)	(14.0)%
Finance Cost - Right-of-use Assets	(6,095)	(5,373)	13.4%	(9,964)	(6,991)	42.5%
Inflation accounting effects	6,582	4,685	40.5%	3,637	2,765	31.5%
Other Expenses, net	(4,897)	(555)	782.3%	(6,123)	1,016	(702.7)%
Total Financial Results	5,521	(47,250)	n.a	(47,566)	(161,344)	(70.5)%
Net financial results in 2Q21 totaled $5.5 million compared to a loss of $47.3 million in 2Q20. The $52.8 million year-over-year gain is primarily explained by the effect of foreign exchange. On a six month basis, the $113.8 million year-over-year gain is also explained by this factor.
The lines "Fx Net" and "Cash Flow Hedge - Transfer from Equity" reflect the impact of foreign exchange variations on our dollar-denominated monetary assets and liabilities. The year-over-year gain registered in these lines both from a quarterly perspective as well as on an accumulated basis is mostly driven by a reduction in the nominal depreciation of the Brazilian Real from 5.3% during 2Q20 to an appreciation of 12.2% in 2Q21 and from a depreciation of 35.9% during 6M20 to an appreciation of 3.7% in 6M21. The evolution of the Argentine Peso also contributed to this effect as it registered a reduction in nominal depreciation from 9.3% in 2Q20 to 4.0% in 2Q21 and from 17.6% in 6M20 to 13.7% in 6M21. These results are non-cash in nature and do not affect the net worth of the Company in U.S. dollars.

Indebtedness

Net Debt Breakdown
$ thousands	2Q21	1Q21	Chg %	2Q20	Chg %
Farming	214,774	183,369	17.1%	232,872	(7.8)%
Short term Debt	145,639	100,631	44.7%	178,935	(18.6)%
Long term Debt	69,135	82,738	(16.4)%	53,937	28.2%
Sugar, Ethanol & Energy	714,727	757,287	(5.6)%	745,013	(4.1)%
Short term Debt	35,603	52,712	(32.5)%	74,486	(52.2)%
Long term Debt	679,124	704,574	(3.6)%	670,527	1.3%
Total Short term Debt	181,242	153,343	18.2%	253,421	(28.5)%
Total Long term Debt	748,259	787,313	(5.0)%	724,464	3.3%
Gross Debt	929,501	940,656	(1.2)%	977,885	(4.9)%
Cash & Equivalents	185,165	208,584	(11.2)%	236,259	(21.6)%
Net Debt	744,336	732,072	1.7%	741,626	0.4%
EOP Net Debt / Adj. EBITDA LTM	1.81x	1.88x	(3.3)%	2.45x	(26.1)%

From a seasonality point of view, the first semester has the highest working capital requirements, since during this period all of our crops are planted and harvested and most costs incurred. As we finish harvesting and start collecting sales throughout the third quarter, we expect to reduce working capital invested and debt.

Adecoagro´s net debt as of June 30, 2021 reached $744.3 million, $12.3 million or 1.7% higher compared to 1Q21. The 1.2% reduction in gross debt was fully offset by an 11.2% decrease in our cash position. This reduction in our cash position was mostly explained by an increase in working capital on account of (i) an increase in prices and (ii) our commercial strategy to carry stock in order to benefit from higher expected prices, especially ethanol.

On a year-over-year basis, net debt in 2Q21 was in line with 2Q20, as the decrease in gross debt was offset by the decrease in our cash position, also explained by the increase in working capital. In fact, marketable inventories as of 2Q21 amounted to $147.6 million, $73.0 million higher than during the same period of last year driven by our carry-over strategy and the impact on prices. On a year-over-year basis, the increase in working capital was also driven by an increase in planted area in the Crops, Rice and Sugar, Ethanol and Energy businesses, as well as an increase in milking cows in our Dairy business.

Our Net Debt ratio (Net Debt / EBITDA) reached 1.81x, and presents a downward trend compared to 1Q21 and 2Q20, marking a reduction of 3.3% and 26.1%, respectively. We believe that our balance sheet is in a healthy position based not only on the adequate overall debt levels but also on the terms of our indebtedness, most of which is long-run debt.

The Company has full capacity to repay short term debt with its cash balances, as shown by our Liquidity ratio above 1.0x. As of June 30, 2021, our Liquidity ratio (Cash & Equivalents + Marketable Inventories / Short Term Debt) reached 1.84x, in line with the previous quarter and 49.7% higher than 2Q20's 1.23x ratio.

Capital Expenditures & Investments

$ thousands	2Q21	2Q20	Chg %	6M21	6M20	Chg %
Farming & Land Transformation	7,521	2,194	242.8%	18,707	7,632	145.1%
Expansion	4,542	1,552	192.6%	12,505	5,662	120.9%
Maintenance	2,979	641	364.4%	6,202	1,970	214.8%
Sugar, Ethanol & Energy	37,338	34,373	8.6%	83,522	91,184	(8.4)%
Maintenance	24,579	25,130	(2.2)%	63,192	70,065	(9.8)%
Planting	13,685	12,272	11.5%	21,216	20,303	4.5%
Industrial & Agricultural Machinery	10,895	12,858	(15.3)%	41,976	49,762	(15.6)%
Expansion	12,758	9,243	38.0%	20,330	21,119	(3.7)%
Planting	10,059	6,922	45.3%	16,276	16,306	(0.2)%
Industrial & Agricultural Machinery	2,700	2,322	16.3%	4,054	4,814	(15.8)%
Total	44,859	36,567	22.7%	102,229	98,816	3.5%

Adecoagro´s capital expenditures totaled $44.9 million in 2Q21, 22.7% higher compared to the same period of last year, while 6M21 amounted to $102.2 million, slightly higher than 6M20.

The Sugar, Ethanol and Energy business accounted for 83.2% or $37.3 million of total capex in 2Q21, representing an 8.6% increase compared to 2Q20. While maintenance capex presented a 2.2% reduction reaching $24.6 million, expansion capex increased by 38.0% totaling $12.8 million. This increase was mainly explained by an increase in expansion area planted to supply our growing crushing capacity, coupled with an increase in the cost of inputs. Year-to-date capital expenditure was 8.4% lower than in 6M20 mostly driven by lower interharvest capitalization due to the earlier beginning of operations in our Cluster.

Farming & Land Transformation businesses accounted for 16.8%, or $7.5 million of total capex in 2Q21, presenting an increase of over 3x year-over-year. Year-to-date capital expenditure doubled 6M20's figure. This increase is mainly explained by the acquisition and replacement of vehicles and machinery, the payment of the last installment related to the peanut processing facility and by minor investments in expanding the capacity of one of our rice handling and conditioning facilities, among others.

Inventories

End of Period Inventories
		Volume			thousand $
Product	Metric	2Q21	2Q20	% Chg	2Q21	2Q20	% Chg
Soybean	tons	86,099	80,310	7.2%	26,496	17,222	53.9%
Corn (1)	tons	46,559	80,060	(41.8)%	9,461	10,065	(6.0)%
Wheat (2)	tons	48,709	21,037	131.5%	8,774	3,616	142.6%
Sunflower	tons	7,370	2,103	250.5%	2,505	650	285.4%
Cotton	tons	370	18	1,955.6%	320	15	2,033.3%
Rice (3)	tons	47,037	18,559	153.4%	12,270	3,374	263.7%
Peanut	tons	7,526	3,897	93.1%	5,717	2,658	115.1%
Organic Sugar	tons	3,320	202	1,543.6%	841	47	1,689.4%
Sugar	tons	40,488	73,940	(45.2)%	12,558	11,691	7.4%
Ethanol	m3	135,075	76,120	77.5%	57,422	19,460	195.1%
Fluid Milk	Th Lts	4,512	6,540	(31.0)%	2,324	2,531	(8.2)%
Powder Milk	tons	2,344	757	209.6%	7,099	1,933	267.3%
Others	tons	2,022	2,311	(12.5)%	1,807	1,333	35.5%
Total		431,430	365,853	17.9%	147,592	74,594	97.9%
(1) Includes sorghum
(2) Includes barley
(3) Expressed in white rice equivalent

Variations in inventory levels between 2Q21 and 2Q20 are attributable to changes in (i) production volumes resulting from changes in planted area, (ii) production mix between different crops and in yields obtained; (iii) different percentage of area harvested during the period; and (iv) commercial strategy or selling pace for each product.

2Q21 Market Highlights

◦Sugar prices rallied during 2Q21 driven by the continuous dry weather in Center-South Brazil and by a positive turnaround in the macro conditions. Prices in U.S. dollars were, on average, 4% higher than during 1Q21 and 55% higher than in 2Q20, according to ICE futures (Sugar #11). During 2Q21, sugar traded in a range defined by ethanol parity in Brazil and by the breakeven point for Indian (unsubsidized) sugar exports. Sugar market looks relatively tight from 4Q21 to 1Q22, when the next Brazilian crop will arrive. However, uncertainties about the new crop should persist and play a major role in the sugar market. Looking ahead, the heavy reliance on Indian exports means that prices will have to stay at a level that incentivizes Indian outflow. Also, the supportive macro scenario, the ethanol parity and the persistent weather risks for the Brazilian crop, will continue to support sugar prices. In addition, the impact of the frosts has not been widely understood by the market and may lead to higher prices.

◦Ethanol market during 2Q21 was marked by another increase in prices, following a decrease in prices in early March due to the lockdown in Brazil. The main drivers for this increase were (i) tight ethanol supplies due to a slow start of the new crop; (ii) focus on sugar production; and (iii) a firm demand as restrictions to circulation were reduced. According to the ESALQ index, hydrous and anhydrous prices increased 15% and 19%, respectively, compared to the previous quarter. On a year-over-year basis, hydrous and anhydrous prices were 89% and 91% higher, respectively. As reported by UNICA, domestic ethanol sales in 2Q21 were 12% higher compared to same period of 2020. Ongoing concerns about crop condition, easing of mobility restrictions, better than expected macro indicators, and the impact of lower ethanol supply with max sugar mix means that the prospects for ethanol are firmer. It is expected that ethanol prices will increase further during the second half of the year, driven by a lower supply, higher oil price and recovery in demand.

◦Under Brazil's RenovaBio program, approximately 3.5 million CBios were sold during 2Q21 to fuel distributors. On a year-to-date basis, volume sold amounted to 7.3 million CBios at an average price of 30.4 BRL/CBio (approximately 6.1 USD/CBio). CBios prices are in sharp contrast with EU credits which stand at 60 USD/Mt of carbon and Californian credits at 200 USD/Mt.

◦Energy spot prices in the southeast region of Brazil during 2Q21 were 204% higher than during the same period of last year. During April, May and June, energy prices were 132.6 BRL/MWh, 218.7 BRL/MWh and 337.0 BRL/MWh, respectively. In July the PLD (Preço de Liquidação das Diferenças or settlement price for differences) reached levels of 583.9 BRL/MWh (ceiling price) and consumption showed an increase of 1.5% when compared to last year, according to CCEE. The level of the southeast reservoirs was 30% by the end of June, 24% lower than the same period of 2020.

◦During 2Q21, soybean prices traded 3% higher compared to the quarter ending March 31st. Regarding corn, prices traded 15% higher. Prices were driven by uncertainty on USA's final crop numbers, as temperatures ranged above normal levels on central and northern areas with average rains conditions in the main agricultural areas. In addition, frosts registered in Brazil during the end of June added potential damage to corn safrinha. Over this period, funds' net positions remained net long on corn and soybean.

Forward-looking Statements
This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) the impact of the COVID-19 pandemic, weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including the expansion of our sugarcane cluster in Mato Grosso do Sul and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures, including our recent acquisitions in the Dairy business; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reconciliation of Non-IFRS measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:
•Adjusted EBITDA
•Adjusted EBIT
•Adjusted EBITDA margin
•Net Debt
•Net Debt to Adjusted EBITDA
•Adjusted Net Income

In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management for financial and operational decision making and as a means to evaluate period-to-period.
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value and the related income tax effects of the aforementioned exclusions and exchange differences generated by the net liability monetary position in USD in the countries where the functional currency is the local currency, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.

Adjusted EBITDA, Adjusted EBIT & Adjusted EBITDA margin
Our Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets, net gain from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial results; (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders' equity, including (a) the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of non-controlling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings which is reflected in the Shareholders’ equity under the line item “Reverse of revaluation surplus derived from the disposals of assets; and (iv) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations. (See Item 5. “Operating and Financial Review and Prospects - A. Operating Results - Critical Accounting Policies and Estimates" in our Annual Report on Form 20-F for the year ended December 31, 2018)
We define “Adjusted Segment EBITDA” for each of our operating segments as (i) the segment’s share of consolidated profit (loss) from operations before financing and taxation as per segment information for the year, as applicable, before depreciation of property, plant and equipment and amortization of intangible assets; and (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders' equity, including (a) the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of non-controlling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings which is reflected in the Shareholders’ equity under the line item “Reverse of revaluation surplus derived from the disposals of assets;. and (iv) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation of property plan and equipment and amortization of intangible assets), tax consequences (income taxes), foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.

Reconciliation of both Adjusted EBITDA and Adjusted EBIT starts on page 29.

Net Debt & Net Debt to Adjusted EBITDA
Net debt is defined as the sum of long- and short-term debt less cash and cash equivalents. This measure is widely used by management and investment analysts and we believe it shows the financial strength of the Company
Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA.
We believe that this metric provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to debt financing instruments in the capital markets and our ability to meet scheduled debt service obligations.

Reconciliation - Net Debt
$ thousands	2Q21	1Q21	Chg %	2Q20	Chg %
Total Borrowings	929,501	940,656	(1.2)%	977,885	(4.9)%
Cash and Cash equivalents	185,165	208,584	(11.2)%	236,259	(21.6)%
Net Debt	744,336	732,072	1.7%	741,626	0.4%

Adjusted Net Income
We define Adjusted Net Income as (i) Profit/ (Loss) of the period/year before net gain from fair value adjustments of investment property land; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both Exchange Differences and Cash Flow Hedge Transfer from Equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under the line item. “Reserve from the sale of non-controlling interests in subsidiaries”, plus (iv) the reversal of the aforementioned income tax effect, plus (v) any inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either Revaluation surplus or Retained earnings.
We believe that Adjusted Net Income is an important measure of performance for our company allowing investors to properly assess the impact of the results of our operations in our Equity. In effect, results arising from the revaluation effect of our net monetary position held in foreign currency in the countries where our functional currency is the local currency do not affect the Equity of the Company, when measured in foreign / reporting currency. Conversely, the tax effect resulting from the aforementioned revaluation effect does impact the Equity of the Company, since it reduces/increases the income tax to be paid in each country; which is why we decided to add back the income tax effect to the Adjusted Net Income considering this tax effect.
In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities.
Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similarly titled measures used by other companies. Adjusted Net Income is not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

Adjusted Net Income
$ thousands	2Q21	2Q20	Chg %	6M21	6M20	Chg %
Net Income	15,666	(12,064)	n.a	35,001	(66,505)	n.a
Foreign exchange losses, net	(37,668)	27,945	(234.8)%	(16,828)	112,961	(114.9)%
Cash flow hedge - transfer from equity	12,729	1,878	577.8%	23,289	13,135	77.3%
Inflation Accounting Effects	(6,582)	(4,685)	40.5%	(3,637)	(2,765)	31.5%
Revaluation Result - Investment Property	2,053	(1,235)	n.a	2,878	(1,185)	n.a
Revaluation surplus of farmland sold	—	8,008	(100.0)%	—	8,008	(100.0)%
Adjusted Net Income	(13,802)	19,847	(169.5)%	40,703	63,649	(36.1)%

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 2Q21
$ thousands	Crops	Rice	Dairy	Others	Farming		Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	55,250	31,392	37,321	452	124,415		161,165	—	—	285,580
Cost of goods sold and services rendered	(52,142)	(24,895)	(31,471)	(336)	(108,844)		(101,692)	—	—	(210,536)
Initial recog. and changes in FV of BA and agricultural produce	21,006	7,759	4,682	(451)	32,996		106	—	—	33,102
Gain from changes in NRV of agricultural produce after harvest	(4,534)	—	—	—	(4,534)	0	(348)	—	—	(4,882)
Margin on Manufacturing and Agricultural Act. Before Opex	19,580	14,256	10,532	(335)	44,033		59,231	—	—	103,264
General and administrative expenses	(2,034)	(2,108)	(1,192)	18	(5,316)		(5,649)	—	(4,570)	(15,535)
Selling expenses	(3,963)	(4,546)	(3,854)	(34)	(12,397)		(17,511)	—	(54)	(29,962)
Other operating income, net	1,161	39	(6)	(2,054)	(860)		(4,823)	(395)	(111)	(6,189)
Profit from Operations Before Financing and Taxation	14,744	7,641	5,480	(2,405)	25,460		31,248	(395)	(4,735)	51,578
Net loss from Fair value adjustment of Investment property	—	—	—	2,053	2,053		—	—	—	2,053
Adjusted EBIT	14,744	7,641	5,480	(352)	27,513		31,248	(395)	(4,735)	53,631
(-) Depreciation and Amortization	1,519	1,957	1,867	(16)	5,327		42,338	—	147	47,812
Adjusted EBITDA	16,263	9,598	7,347	(368)	32,840		73,586	(395)	(4,588)	101,443
Reconciliation to Profit/(Loss)
Adjusted EBITDA										101,443
(+) Depreciation and Amortization										(47,812)
(+) Financial result, net										5,521
(+) Revaluation Result - Investment Property										(2,053)
(+) Income Tax (Charge)/Benefit										(44,608)
(+) Translation Effect (IAS 21)										3,175
Profit/(Loss) for the Period										15,666

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 2Q20
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	49,562	33,488	33,555	341	116,946	68,262	—	—	185,208
Cost of goods sold and services rendered	(46,456)	(26,158)	(28,284)	(253)	(101,151)	(50,791)	—	—	(151,942)
Initial recog. and changes in FV of BA and agricultural produce	12,373	4,736	2,890	(227)	19,772	12,799	—	—	32,571
Gain from changes in NRV of agricultural produce after harvest	5,651	—	4	—	5,655	—	—	—	5,655
Margin on Manufacturing and Agricultural Act. Before Opex	21,130	12,066	8,165	(139)	41,222	30,270	—	—	71,492
General and administrative expenses	(1,644)	(1,610)	(893)	(30)	(4,177)	(3,198)	—	(4,428)	(11,803)
Selling expenses	(4,454)	(4,199)	(3,472)	(32)	(12,157)	(9,134)	—	(15)	(21,306)
Other operating income, net	(891)	233	(376)	1,236	202	(3,017)	3,542	15	742
Profit from Operations Before Financing and Taxation	14,141	6,490	3,424	1,035	25,090	14,921	3,542	(4,428)	39,125
Net gain from Fair value adjustment of Investment property	—	—	—	(1,235)	(1,235)	—	—	—	(1,235)
Adjusted EBIT	14,141	6,490	3,424	(200)	23,855	14,921	3,542	(4,428)	37,890
(-) Depreciation and Amortization	1,384	1,767	1,584	35	4,770	30,476	—	101	35,347
Reverse of revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	8,008	—	8,008
Adjusted EBITDA	15,525	8,257	5,008	(165)	28,625	45,397	11,550	(4,327)	81,245
Reconciliation to Profit/(Loss)
Adjusted EBITDA									81,245
(+) Depreciation and Amortization									(35,347)
(+) Financial result, net									(47,250)
(+) Revaluation Result - Investment Property									1,235
(+) Income Tax (Charge)/Benefit									(2,811)
(-) Reverse of revaluation surplus derived from the disposals of assets									(8,008)
(+) Translation Effect (IAS 21)									(1,128)
Profit/(Loss) for the Period									(12,064)

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 6M21
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	86,828	58,814	73,485	853	219,980	240,246	—	—	460,226
Cost of goods sold and services rendered	(76,730)	(47,016)	(62,238)	(597)	(186,581)	(149,098)	—	—	(335,679)
Initial recog. and changes in FV of BA and agricultural produce	38,848	34,408	7,362	(408)	80,210	27,855	—	—	108,065
Gain from changes in NRV of agricultural produce after harvest	(7,015)	—	—	—	(7,015)	(1,527)	—	—	(8,542)
Margin on Manufacturing and Agricultural Act. Before Opex	41,931	46,206	18,609	(152)	106,594	117,476	—	—	224,070
General and administrative expenses	(3,926)	(4,077)	(2,479)	(60)	(10,542)	(9,962)	—	(9,739)	(30,243)
Selling expenses	(7,359)	(8,156)	(7,572)	(65)	(23,152)	(25,934)	—	(105)	(49,191)
Other operating income, net	566	201	(94)	(2,986)	(2,313)	(14,221)	4,731	(174)	(11,977)
Profit from Operations Before Financing and Taxation	31,212	34,174	8,464	(3,263)	70,587	67,359	4,731	(10,018)	132,659
Net loss from Fair value adjustment of Investment property	—	—	—	2,878	2,878	—	—	—	2,878
Adjusted EBIT	31,212	34,174	8,464	(385)	73,465	67,359	4,731	(10,018)	135,537
(-) Depreciation and Amortization	2,964	3,761	3,612	64	10,401	64,381	—	265	75,047
Adjusted EBITDA	34,176	37,935	12,076	(321)	83,866	131,740	4,731	(9,753)	210,584
Reconciliation to Profit/(Loss)
Adjusted EBITDA									210,584
(+) Depreciation and Amortization									(75,047)
(+) Financial result, net									(47,566)
(+) Revaluation Result - Investment Property									(2,878)
(+) Income Tax (Charge)/Benefit									(53,546)
(+) Translation Effect (IAS 21)									3,454
Profit/(Loss) for the Period									35,001

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 6M20
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	85,542	57,886	65,144	588	209,160	133,112	—	—	342,272
Cost of goods sold and services rendered	(80,091)	(44,902)	(57,109)	(377)	(182,479)	(91,304)	—	—	(273,783)
Initial recog. and changes in FV of BA and agricultural produce	24,376	17,730	6,775	(320)	48,561	8,133	—	—	56,694
Gain from changes in NRV of agricultural produce after harvest	5,232	—	(1)	—	5,231	—	—	—	5,231
Margin on Manufacturing and Agricultural Act. Before Opex	35,059	30,714	14,809	(109)	80,473	49,941	—	—	130,414
General and administrative expenses	(3,055)	(3,279)	(2,364)	(60)	(8,758)	(7,769)	—	(8,975)	(25,502)
Selling expenses	(9,392)	(8,009)	(7,080)	(56)	(24,537)	(16,535)	—	(129)	(41,201)
Other operating income, net	(5,797)	476	(388)	1,179	(4,530)	11,419	5,929	22	12,840
Profit from Operations Before Financing and Taxation	16,815	19,902	4,977	954	42,648	37,056	5,929	(9,082)	76,551
Net gain from Fair value adjustment of Investment property	—	—	—	(1,185)	(1,185)	—	—	—	(1,185)
Adjusted EBIT	16,815	19,902	4,977	(231)	41,463	37,056	5,929	(9,082)	75,366
(-) Depreciation and Amortization	2,641	3,532	3,210	72	9,455	49,258	—	225	58,938
Reverse of revaluation surplus derived from the disposals of assets	—	—	—	—		—	8,008	—	8,008
Adjusted EBITDA	19,456	23,434	8,187	(159)	50,918	86,314	13,937	(8,857)	142,312
Reconciliation to Profit/(Loss)
Adjusted EBITDA									142,312
(+) Depreciation and Amortization									(58,938)
(+) Financial result, net									(161,344)
(+) Revaluation Result - Investment Property									1,185
(+) Income Tax (Charge)/Benefit									19,795
(-) Reverse of revaluation surplus derived from the disposals of assets									(8,008)
(+) Translation Effect (IAS 21)									(1,507)
Profit/(Loss) for the Period									(66,505)

Statement of Income
$ thousands	2Q21	2Q20	Chg %	6M21	6M20	Chg %

Sales of goods and services rendered	289,769	181,853	59.3%	464,561	337,983	37.5%
Cost of goods sold and services rendered	(213,619)	(149,162)	43.2%	(338,801)	(270,243)	25.4%
Initial recognition and changes in fair value of biological assets and agricultural produce	37,172	31,199	19.1%	112,450	54,780	105.3%
Changes in net realizable value of agricultural produce after harvest	(5,135)	5,581	(192.0)%	(8,806)	5,173	(270.2)%
Margin on manufacturing and agricultural activities before operating expenses	108,187	69,471	55.7%	229,404	127,693	79.7%
General and administrative expenses	(16,338)	(11,331)	44.2%	(31,095)	(24,871)	25.0%
Selling expenses	(30,730)	(20,756)	48.1%	(50,046)	(40,481)	23.6%
Other operating income, net	(6,366)	613	(1,138.5)%	(12,150)	12,703	(195.6)%
Profit from operations before financing and taxation	54,753	37,997	44.1%	136,113	75,044	81.4%
Finance income	22,363	741	2,917.9%	23,425	5,665	313.5%
Finance costs	(23,424)	(52,676)	(55.5)%	(74,628)	(169,774)	(56.0)%
Other financial results - Net gain of inflation effects on the monetary items	6,582	4,685	40.5%	3,637	2,765	31.5%
Financial results, net	5,521	(47,250)	(111.7)%	(47,566)	(161,344)	(70.5)%
(Loss)/Profit before income tax	60,274	(9,253)	(751.4)%	88,547	(86,300)	(202.6)%
Income tax benefit/(expense)	(44,608)	(2,811)	1,486.9%	(53,546)	19,795	(370.5)%
(Loss)/Profit for the period	15,666	(12,064)	(229.9)%	35,001	(66,505)	(152.6)%

Condensed Consolidated Statement of Cash Flow

Statement of Cashflows
$ thousands	2Q21	2Q20	Chg %	6M21	6M20	Chg %

Cash flows from operating activities:
(Loss) / Profit for the year	15,666	(12,064)	(229.9)%	35,001	(66,505)	(152.6)%
Adjustments for:
Income tax expense	44,608	2,811	1,486.9%	53,546	(19,795)	(370.5)%
Depreciation	47,855	34,854	37.3%	74,761	58,068	28.7%
Amortization	380	226	68.1%	735	512	43.6%
Depreciation of right of use assets	12,416	9,362	32.6%	22,980	20,511	12.0%
Gain from the disposal of other property items	502	(684)	(173.4)%	268	(1,636)	(116.4)%
Gain from the sale of farmland and other assets	—	(2,057)	(100.0)%	—	(2,057)	(100.0)%
Net loss / (gain) from the Fair value adjustment of Investment properties	2,140	(1,224)	(274.8)%	2,957	(1,175)	(351.7)%
Equity settled share-based compensation granted	1,346	413	225.9%	2,732	1,579	73.0%
Loss / (gain) from derivative financial instruments	455	4,600	(90.1)%	10,080	(3,597)	(380.2)%
Interest, finance cost related to lease liabilities and other financial expense, net	25,897	19,848	30.5%	43,600	32,592	33.8%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	29,945	(11,122)	(369.2)%	(14,928)	(28,278)	(47.2)%
Changes in net realizable value of agricultural produce after harvest (unrealized)	363	(521)	(169.7)%	2,766	(1,060)	(360.9)%
Provision and allowances	438	94	n . a	933	826	13.0%
Net gain of inflation effects on the monetary items	(6,582)	(4,685)	40.5%	(3,637)	(2,765)	31.5%
Foreign exchange losses, net	(40,955)	27,945	(246.6)%	(20,115)	112,961	(117.8)%
Cash flow hedge – transfer from equity	16,015	1,878	752.8%	26,575	13,135	102.3%
Subtotal	150,489	69,674	116.0%	238,254	113,316	110.3%

Changes in operating assets and liabilities:
(Increase) in trade and other receivables	(9,068)	(9,589)	(5.4)%	(59,018)	(21,707)	171.9%
(Increase) in inventories	(90,899)	(43,963)	106.8%	(139,857)	(64,718)	116.1%
Decrease / (Increase) in biological assets	52,308	27,814	88.1%	90,338	56,007	61.3%
(Increase) / Decrease in other assets	5	6	(16.7)%	9	11	(18.2)%
Decrease / (Increase) in derivative financial instruments	(3,573)	(6,431)	(44.4)%	(24,029)	5,744	(518.3)%
Decrease in trade and other payables	96	(14,521)	(100.7)%	(28,220)	(17,983)	56.9%
Increase in payroll and social security liabilities	383	(3,291)	(112)%	(467)	(1,693)	(72)%
(Decrease) / Increase in provisions for other liabilities	246	85	189.4%	212	606	(65.0)%
Net cash generated from operating activities before taxes paid	99,987	19,784	405.4%	77,222	69,583	11.0%
Income tax paid	(530)	(750)	(29.3)%	(648)	(1,070)	(39.4)%
Net cash generated from operating activities	99,457	19,034	422.5%	76,574	68,513	11.8%

Condensed Consolidated Statement of Cash Flow
Statement of Cashflows
$ thousands	2Q21	2Q20	Chg %	6M21	6M20	Chg %

Cash flows from investing activities:
Purchases of property, plant and equipment	(44,841)	(34,552)	29.8%	(101,863)	(101,347)	0.5%
Purchase of cattle and non current biological assets	—	(1,013)	(100.0)%	(2,284)	(2,557)	(10.7)%
Purchases of intangible assets	(397)	(216)	83.8%	(995)	(678)	46.8%
Interest received and others	449	1,029	(56.4)%	1,050	5,764	(81.8)%
Proceeds from sale of property, plant and equipment	1,261	870	44.9%	1,969	1,710	15.1%
Proceeds from sale of farmlands and other assets	8,089	15,981	n . a	8,089	15,981	n . a
Proceeds from the sale of farmland and other assets	(35,439)	(17,901)	98.0%	(94,034)	(81,127)	15.9%

Cash flows from financing activities:
Proceeds from long-term borrowings	—	5,517	(100.0)%	—	10,101	(100.0)%
Payments of long-term borrowings	(90,384)	(5,982)	1,410.9%	(92,792)	(16,236)	471.5%
Proceeds from short-term borrowings	106,028	77,612	36.6%	184,948	148,866	24.2%
Payments of short-term borrowings	(60,781)	(42,097)	44.4%	(139,611)	(86,528)	61.3%
Interest paid	(5,156)	(9,272)	(44.4)%	(22,337)	(29,401)	(24.0)%
Prepayment related expenses	(3,068)	—	n . a	(3,068)	—	n . a
Proceeds / (payment) of derivatives financial instruments	71	(31)	(329.0)%	359	(52)	(790.4)%
Lease Payments	(24,878)	(16,066)	54.8%	(36,541)	(25,045)	45.9%
Purchase of own shares	(10,741)	—	n . a	(20,216)	(1,423)	1,320.7%
Dividends paid to non-controlling interest	—	—	n . a	(12)	—	n . a
Net cash (used) / generated from financing activities	(88,909)	9,681	(1,018.4)%	(129,270)	282	(45,940.4)%
Net increase / (decrease) in cash and cash equivalents	(24,891)	10,814	(330.2)%	(146,730)	(12,332)	1,089.8%
Cash and cash equivalents at beginning of period	208,584	235,425	(11.4)%	336,282	290,276	15.8%
Effect of exchange rate changes and inflation on cash and cash equivalents	1,472	(9,980)	(114.7)%	(4,387)	(41,685)	(89.5)%
Cash and cash equivalents at end of year	185,165	236,259	(21.6)%	185,165	236,259	(21.6)%

(a) Includes (16,542) and 6,328 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for June 30, 2021 and 2020, respectively.
(b) Includes 2,055 and 667 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for June 30, 2021 and 2020, respectively.
(c) Includes 2,620 and 234 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for June 30, 2021 and 2020, respectively.
(d) Includes 17,885 and (2,759) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for June 30, 2021 and 2020, respectively.
(e) Includes (3,398) and (4,236) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for June 30, 2021 and 2020, respectively.

(*) Prior periods have been recast to reflect the Company's change in accounting policy for the reclassification within financial results as explained in Note 28.

Condensed Consolidated Statement of Financial Position

Statement of Financial Position
$ thousands	June 30, 2021	December 31, 2020 (*)	Chg %

ASSETS
Non-Current Assets
Property, plant and equipment, net	1,426,236	1,358,292	5.0%
Right of use assets	259,499	209,694	23.8%
Investment property	27,753	31,179	(11.0)%
Intangible assets, net	29,416	26,930	9.2%
Biological assets	16,931	14,725	15.0%
Deferred income tax assets	23,822	19,821	20.2%
Trade and other receivables, net	53,958	52,266	3.2%
Derivative financial instruments	4,437	1,951	127.4%
Other assets	870	809	7.5%
Total Non-Current Assets	1,842,922	1,715,667	7.4%
Current Assets
Biological assets	88,383	150,968	(41.5)%
Inventories	282,389	133,461	111.6%
Trade and other receivables, net	187,280	145,662	28.6%
Derivative financial instruments	1,969	151	1,204.0%
Other assets	20	45	(55.6)%
Cash and cash equivalents	185,165	336,282	(44.9)%
Total Current Assets	745,206	766,569	(2.8)%
TOTAL ASSETS	2,588,128	2,482,236	4.3%

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	183,573	183,573	—%
Share premium	889,533	902,815	(1.5)%
Cumulative translation adjustment	(515,841)	(555,044)	(7.1)%
Equity-settled compensation	13,722	14,795	(7.3)%
Cash flow hedge	(70,826)	(90,689)	(21.9)%
Other reserves	93,050	83,406	11.6%
Treasury shares	(9,118)	(7,630)	19.5%
Revaluation surplus	292,071	343,570	(15.0)%
Reserve from the sale of non-controlling interests in subsidiaries	41,574	41,574	—%
Retained earnings	33,250	8,671	283.5%
Equity attributable to equity holders of the parent	950,988	925,041	2.8%
Non-controlling interest	36,451	38,683	(5.8)%
TOTAL SHAREHOLDERS EQUITY	987,439	963,724	2.5%

LIABILITIES
Non-Current Liabilities
Trade and other payables	311	290	7.2%
Borrowings	748,259	813,464	(8.0)%
Lease liabilities	200,368	159,435	25.7%
Deferred income tax liabilities	279,203	182,377	53.1%
Payroll and social liabilities	930	1,075	(13.5)%
Provisions for other liabilities	3,174	2,705	17.3%
Total Non-Current Liabilities	1,232,245	1,159,346	6.3%
Current Liabilities
Trade and other payables	120,281	126,315	(4.8)%
Current income tax liabilities	2,408	760	216.8%
Payroll and social liabilities	22,542	23,333	(3.4)%
Borrowings	181,242	157,626	15.0%
Lease liabilities	37,505	36,337	3.2%
Derivative financial instruments	4,320	13,141	(67.1)%
Provisions for other liabilities	146	1,654	(91.2)%
Total Current Liabilities	368,444	359,166	2.6%
TOTAL LIABILITIES	1,600,689	1,518,512	5.4%
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	2,588,128	2,482,236	4.3%